FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 26, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces filing

of supplemental shelf offering report in israel

Netanya, Israel –September 25, 2016 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that following the Company's previously announced possible debt raising in Israel, the Company filed today a supplemental shelf offering report, or Offering Report, with the Israel Securities Authority and the Tel Aviv Stock Exchange, or TASE, under the Company's shelf prospectus .. Pursuant to the Offering Report, the Company is offering, in Israel only, new series J debentures in an aggregate principal amount of up to NIS 125,000,000, and new series K debentures in an aggregate principal amount of up to NIS 355,556,000.

The series J and series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company generally similar to the terms of the Company's existing Series G and Series H debentures, as detailed in the Company's annual report for the year ended December 31, 2016, dated March 21, 2016, on Form 20-F, or the Company's Annual Report 2015, under “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures”. The debentures will be listed for trading on the TASE.

The Company has received early commitments from institutional investors for the purchase of the following:

•       Series J debentures in an aggregate principal amount of approximately NIS 100 million at an interest rate of no more than 2.45% per annum, with principal and interest linked to the Israeli Consumer Price Index. The series will be sold at par value (NIS 1,000 per unit); and

•        Series K debentures in an aggregate principal amount of NIS 300 million, at an interest rate no of more than 3.55% per annum, without linkage. The series will be sold at par value (NIS 1,000 per unit).

In consideration for making early commitments, the institutional investors will receive an early commitment commission in the amount of 0.7% for series J and 0.7% for series K. The public tender for both series of debentures is expected to be held on Sunday, September 25, 2016.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering (assuming total consideration of approximately NIS 481 million), including the aforesaid commitment commissions, is approximately NIS 4.5 million. The Company estimates that the net proceeds from the Offering, if completed, will be approximately NIS 476 million, after deduction of the arrangers’ fees and other estimated expenses.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures and other credit facilities, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

For additional details of the Company's Israeli shelf prospectus, the Company's public debentures and other credit facilities see the Company's Annual Report 2015 under "Item 5. Liquidity and Capital Resources – Debt Service" and "Other Credit Facilities"; for details of the Company's dividend policy see the Company's Annual Report 2015 under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

The offering described in this press release will be made only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

Forward looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering and the amount to be raised are subject to uncertainties and assumptions about market conditions and sufficient offers received for an adequate interest rate. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.812 million cellular subscribers (as at June 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 26, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary